UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41813

TURBO ENERGY, S.A.

(Name of Registrant)

Plaza de América 2, 4AB
Valencia, Spain 46004

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Regaining Compliance with Minimum Stockholders’ Equity Requirement

On June 4, 2026, Turbo Energy, S.A. (the “Company”) received a letter (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, based on the Company’s Form 6-K filed on June 3, 2026, Nasdaq staff has determined that the Company has regained compliance with the minimum stockholders’ equity requirement set forth in Nasdaq Listing Rule 5550(b)(1), which requires listed companies to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing on The Nasdaq Capital Market.

Notwithstanding the foregoing, Nasdaq’s Notification Letter also stated that, as noted in a prior letter dated May 26, 2026, if the Company fails to evidence compliance upon filing its next periodic report, the Company may be subject to delisting. At that time, Nasdaq staff would provide written notification to the Company, and the Company may then appeal such determination to a Nasdaq Hearings Panel.

The Company intends to continue to take all reasonable steps to maintain compliance with all applicable Nasdaq listing requirements. There can be no assurance, however, that the Company will be able to maintain compliance with Nasdaq’s continued listing requirements in the future.

This Report on Form 6-K is incorporated by reference into the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-291470) declared effective by the Securities and Exchange Commission on December 16, 2025.

Index

EXHIBIT NO.	DESCRIPTION
99.1	Press Release titled “Nasdaq Confirms Turbo Energy Has Regained Compliance with Minimum Stockholders' Equity Requirement,” dated June 5, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBO ENERGY, S.A.

Date: June 5, 2026	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

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